February 5, 2010

VIA EDGAR AND OVERNIGHT FEDEX

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	HealthSpring, Inc. Definitive Proxy Statement filed April 9, 2009 File No. 001-32739

Dear Mr. Riedler:

The following sets forth the responses of HealthSpring, Inc. (“HealthSpring” or the “Company”) to the comment letters issued on December 4, 2009 and January 22, 2010 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding HealthSpring’s Definitive Proxy Statement that was filed with the Commission on April 9, 2009. For your convenience, we have set out the text of the Staff’s follow-up comments in the letter dated January 22, 2010, followed in each case by the Company’s responses.

Definitive Proxy Statement filed April 9, 2009

Executive and Director Compensation, page 14

Compensation Discussion and Analysis, page 14

1.	In response to prior comment 1, you state “With respect to individual performance, no specific quantitative goals were established. Rather, the Chief Executive Officer and President determined that each executive would be subjectively evaluated on his performance in the areas of compliance, contributions to the enterprise as a whole, and individual leadership.” Please revise your draft disclosure to clarify whether you established and communicated individual goals for 2009 performance to your named executive officers. If you did, please expand your draft disclosure to disclose those individual goals. Please also confirm that your 2010 proxy statement will also discuss the achievement of those goals and discuss of how the level of achievement will affect the actual bonuses to be paid. To the extent that the goals are quantified, the discussion should also be quantified. If there were no pre-established goals, confirm that you will discuss the specific factors and/or achievements the committee considered and how the factors were used to determine individual bonuses.

Mr. Jeffrey Riedler
Securities and Exchange Commission
February 5, 2010

Revised Response [revisions are in bold and underlined]:

You have requested that the Company provide draft disclosure for its 2010 proxy statement. Pursuant to Item 402(a)(3) of Regulation S-K, Herbert A. Fritch, Chief Executive Officer, Karey L. Witty, Executive Vice President and Chief Financial Officer, and Kevin M. McNamara, former Executive Vice President and Chief Financial Officer, will each qualify as a “named executive officer” for purposes of the Company’s 2010 proxy statement. The Company will not be able to determine with certainty its other named executive officers for purposes of 2010 proxy statement disclosures until after the Company’s compensation committee meets in February 2010 to consider and approve, among other matters, 2009 cash bonuses. In order to respond to your comment, however, the Company has assumed that Gerald V. Coil, Executive Vice President and Chief Innovation Officer; Mark A. Tulloch, Executive Vice President – Enterprise Operations; Scott C. Huebner, Executive Vice President and President – Texas HealthSpring; J. Gentry Barden, Senior Vice President and General Counsel; and M. Shawn Morris, Executive Vice President and President – HealthSpring of Tennessee, all of whose compensation was discussed in the 2009 proxy statement, will be named executive officers for purposes of its 2010 proxy statement. Please note, however, that the Company will modify the 2010 proxy statement draft disclosures below to reflect actual compensation committee determinations and otherwise to reflect only the compensation of the actual named executive officers in accordance with Item 402 of Regulation S-K.

Beginning of draft disclosure

2009 Cash Bonuses for Messrs. Tulloch, Huebner, Barden, and Morris.

In March 2009, the compensation committee approved 2009 cash bonus opportunities, as a percentage of base salary, of up to 50% with respect to Messrs. Tulloch, Huebner, Barden, and Morris. The compensation committee directed that cash bonuses for these executives be based on Company-wide performance, specific plan performance (with respect to Messrs. Huebner and Morris), and individual performance, all as determined in the subjective discretion of, and as recommended to the compensation committee for approval by, the Chief Executive Officer or President (as applicable, depending on lines of reporting). During the second quarter of 2009, the Chief Executive Officer and President determined that cash bonuses for these executives would be based on the following components:

		Business Unit
Name	Corporate Performance	Performance	Individual Performance
Mark A. Tulloch	50%		50%
Scott C. Huebner	33%	33%	33%
J. Gentry Barden	50%		50%
M. Shawn Morris	33%	33%	33%

Mr. Jeffrey Riedler
Securities and Exchange Commission
February 5, 2010

The Chief Executive Officer and President confirmed that corporate performance for each executive would be based on the Company’s achievement of financial results as compared to the 2009 earnings per share, or EPS, guidance range of $2.00 - $2.20, as publicly announced to the investment community in February 2009, in substantially the same manner that the compensation committee had previously established for the Chief Executive Officer and President.1 With respect to business unit performance, the President determined that Mr. Huebner would be evaluated based on the achievement of financial results for the Texas plan as compared to 2009 budgeted EBITDA of $[***],2 and Mr. Morris would be evaluated based on the achievement of financial results for the Tennessee, Alabama, and Illinois plans as compared to 2009 budgeted EBITDA of $[***],2 $[***],2 and $[***],2 respectively. With respect to each executive’s individual performance, no specific individual ~~quantitative~~ goals were established. Rather, the Chief Executive Officer and President determined that each executive would be subjectively evaluated on his performance in the areas of compliance, contributions to the enterprise as a whole, and individual leadership and it was communicated to each executive that he would be subjectively evaluated on such bases for the individual performance portion of his 2009 annual bonus.3

2009 Cash Bonuses for Messrs. Coil, Witty, and McNamara.

Mr. Coil’s bonus target was contractually fixed at 75% of base salary and whether his performance merited a cash bonus was in the subjective discretion of the Company’s President.

Effective July 1, 2009, Mr. Witty was appointed as the Company’s new Executive Vice President and Chief Financial Officer. In connection with his appointment, the compensation committee approved a guaranteed cash bonus for 2009 of 75% of Mr. Witty’s base salary, prorated for actual days of employment.

Mr. McNamara, who resigned effective May 31, 2009, was ineligible to receive a bonus for 2009.

End of draft disclosure

[1]	Preceding this draft disclosure in the Company’s 2010 proxy statement will be a discussion of 2009 cash bonus payments to the Company’s Chief Executive Officer and President. This discussion will include the following draft disclosure: “The compensation committee adopted the 2009 performance cash bonus plan in March 2009 and established incentive bonus target payouts based on the 2009 EPS guidance range of $2.00 to $2.20 that was publicly announced to the investment community in February 2009. The EPS goals were targeted on a sliding scale and allowed for payouts ranging from 50% to 200% of the target bonus amount based on actual 2009 EPS. No bonus pursuant to this plan would have been be payable for EPS below $2.00 and the maximum 200% percentage payout was at a 2009 EPS level above $2.20, the high end of the announced guidance range. The committee was authorized to make adjustments to reported 2009 EPS for unusual or nonrecurring events.”

[2]	The Company will provide the 2009 budgeted plan-level EBITDA targets in its 2010 proxy statement.

[3]	The Company will discuss the specific factors and/or achievements that were considered and how the factors were used to determine the individual portion of 2009 annual bonuses in its 2010 proxy statement.

Mr. Jeffrey Riedler
Securities and Exchange Commission
February 5, 2010

The Company confirms that its 2010 proxy statement will discuss the achievement of the goals referenced above and how the level of achievement affected the actual bonuses paid to each named executive officer.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-6140.

Sincerely,

/s/ J. Gentry Barden

J. Gentry Barden
Senior Vice President and General Counsel

cc:	Jennifer Riegel, Securities and Exchange Commission